HEALTH CARE ORIGINALS, INC. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MAY 31, 2026 AND 2025
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Health Care Originals, Inc. and its Subsidiary
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Health Care Originals, Inc. and its Subsidiary (the "Company"), which comprise the consolidated balance sheets as of May 31, 2026 and 2025, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations and has a stockholders' deficit as of May 31, 2026. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

September 21, 2026
Calabasas, California

HEALTH CARE ORIGINALS, INC. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of May 31,	2026	2025
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 1,170,758	$ 544,545
Accounts Receivable, net	85,928	-
Inventory	66,801	51,706
Prepaids and Other Current Assets	38,398	-
Total Current Assets	**1,361,885**	**596,251**
Property and Equipment, net	12,187	4,264
Intangible Assets	614,335	180,734
Other Noncurrent Assets	5,044	7,544
Total Assets	**$ 1,993,451**	**$ 788,793**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 421,687	$ 337,513
Credit Cards	16,690	11,720
Current Portion of Loans and Promissory Notes	857,400	-
Related Party Loans	45,000	45,000
Other Current Liabilities	137,337	107,766
Total Current Liabilities	**1,478,114**	**501,999**
Loans and Promissory Notes	-	578,137
Accrued Interest on Loans and Promissory Notes	507,945	282,945
Simple Agreement for Future Equity (SAFE)	2,117,760	-
Accrued Conversion Consideration	331,397	331,397
Total Liabilities	**4,435,216**	**1,694,478**
STOCKHOLDERS' DEFICIT		
Class A Common Stock	1,237	1,237
Class B Common Stock	4,023	4,023
Series Seed- 1 Preferred Stock	258	258
Series Seed- 2 Preferred Stock	836	836
Series Seed- 3 Preferred Stock	7,056	7,056
Series Seed- 4 Preferred Stock	3,532	1,119
Additional Paid in Capital	14,170,046	12,489,249
Accumulated Deficit	(16,390,893)	(13,409,463)
Total stockholders' deficit attributable to Health Care Originals, Inc.	**(2,203,905)**	**(905,685)**
Noncontrolling interest	(237,860)	-
Total stockholders' deficit	**(2,441,765)**	**(905,685)**
Total Liabilities and Stockholders' Deficit	**$ 1,993,451**	**$ 788,793**

See accompanying notes to consolidated financial statements.

For the Year Ended May 31,	2026	2025
(USD $ in Dollars)		
Net Revenue	$ 242,295	$ 13,878
Cost of Goods Sold	152,777	-
Gross Profit	**89,518**	**13,878**
Operating Expenses		
General and Administrative	2,231,202	2,073,654
Selling and Marketing	202,126	173,948
Total Operating Expenses	**2,433,328**	**2,247,602**
Net Operating Loss	**(2,343,810)**	**(2,233,724)**
Interest Expense	504,533	320,637
Loss on convertible note conversion	-	496,791
Revaluation loss on SAFE remeasurement	371,154	-
Other Loss/(Income)	(207)	-
Loss Before Provision for Income Taxes	**(3,219,290)**	**(3,051,152)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (3,219,290)**	**$ (3,051,152)**
Less: Net loss attributable to noncontrolling interest	(237,860)	-
Net Loss Attributable to Health Care Originals, Inc.	**$ (2,981,430)**	**$ (3,051,152)**

See accompanying notes to consolidated financial statements.

HEALTH CARE ORIGINALS, INC. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Noncontrolling Interest	Total Stockholders' Equity/(Deficit)
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—May 31, 2024, as previously reported	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**	**7,034,007**	**$ 7,034**	**405,583**	**$ 406**	**$ 9,843,051**	**$ (10,329,008)**	**$ -**	**$ (472,163)**
Prior period adjustments	-	-	-	-	-	-	-	-	21,816	22	(405,583)	(406)	794,571	(29,303)	-	764,884
Balance—May 31, 2024, as revised	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**	**7,055,823**	**$ 7,056**	**-**	**$ (0)**	**$ 10,637,622**	**$ (10,358,311)**	**$ -**	**$ 292,721**
Issuance of Shares	-	-	-	-	-	-	-	-		-	1,119,530	1,119	1,851,627	-	-	1,852,746
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,051,152)	-	(3,051,152)
Balance—May 31, 2025	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**	**7,055,823**	**$ 7,056**	**1,119,530**	**$ 1,119**	**$ 12,489,249**	**$ (13,409,463)**	**$ -**	**$ (905,685)**
Issuance of Shares	-	-	-	-	-	-	-	-		-	2,412,765	2,413	1,680,797	-	-	1,683,210
Noncontrolling interest recognized upon acquisition of Imago Rehab, Inc.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,981,430)	(237,860)	(3,219,290)
Balance—May 31, 2026	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**	**7,055,823**	**$ 7,056**	**3,532,295**	**$ 3,532**	**$ 14,170,046**	**$ (16,390,893)**	**$ (237,860)**	**$ (2,441,765)**

See accompanying notes to consolidated financial statements.

HEALTH CARE ORIGINALS, INC. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended May 31,	2026	2025
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (3,219,290)	$ (3,051,152)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	2,460	1,421
Amortization of Intangibles Assets	103,041	83,643
Amortization of debt discount – detachable warrants	279,263	93,023
Loss on convertible note conversion	-	496,791
Revaluation loss on SAFE remeasurement	371,154	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(85,928)	3,746
Inventory	(15,095)	105,422
Prepaids and Other Current Assets	(38,398)	-
Other noncurrent assets	2,500	67,614
Accounts Payable	84,174	337,513
Deferred Revenue	-	(2,288)
Credit Cards	4,970	(12,418)
Accrued Interest	225,000	225,000
Other Current Liabilities	29,571	25
Net Cash Used In Operating Activities	**(2,256,578)**	**(1,651,660)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(10,383)	-
Purchases of Intangible Assets	(96,992)	(68,109)
Acquisition of subsidiary, net of cash acquired	(261,393)	-
Net Cash Used in Investing Activities	**(368,768)**	**(68,109)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of preferred stock / equity	1,504,953	1,687,352
Proceeds from issuance of SAFE instruments	1,746,606	-
Proceeds from convertible promissory notes	-	-
Net Cash Provided by Financing Activities	**3,251,559**	**1,687,352**
Change in Cash	**626,213**	**(32,417)**
Cash—Beginning of The Year	544,545	576,962
Cash—End of The Year	**$ 1,170,758**	**$ 544,545**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 270	$ 2,614
Cash Paid During the Year for Income Taxes	$ -	$ -
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Noncash asset (goodwilll) recognized in connection with Imago acquisition	$ 261,393	$ -

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Health Care Originals, Inc. ("HCO" or the "Parent Company") was incorporated on June 27, 2016, in the State of Delaware. The Parent Company and its subsidiary (collectively, the "Company") prepare their consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent Company's headquarters are located in Rochester, New York.

The Company is primarily engaged in the development of healthcare technologies and the provision of healthcare services focused on chronic health conditions. The Parent Company develops sensor-based devices and software designed to assist patients in monitoring and managing chronic health conditions between medical visits. Its primary product line focuses on respiratory wellness, and it also develops technology for neurological rehabilitation applications. The Parent Company's software platform is designed to organize and interpret data collected by its devices to support the monitoring of changes in patient symptoms and care decisions.

On January 15, 2026, the Parent Company acquired a 59.665% controlling interest in Imago Rehab, Inc. ("Imago"). Imago is a therapy services company that provides physical therapy, occupational therapy, and related rehabilitation services virtually, including services for patients recovering from stroke and other neurological conditions. The Parent Company provides management, technical, and support services to Imago, while Imago provides therapy services through a network of licensed therapists.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the fiscal year ending May 31 as its basis of reporting.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Health Care Originals, Inc. (the "Parent Company") and its majority-owned subsidiary, Imago Rehab, Inc. ("Imago") (collectively, the "Company"). The Parent Company acquired a 59.665% controlling interest in Imago on January 15, 2026, and Imago's results of operations have been included in the consolidated financial statements from the acquisition date. The portion of Imago not owned by the Parent Company is presented as a noncontrolling interest in the accompanying consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Prior-Period Errors

During the preparation of the Company's consolidated financial statements for the year ended May 31, 2026, management identified certain prior-period errors related to (i) the accounting for detachable warrants issued with senior secured promissory notes, (ii) the accounting for the conversion of convertible notes into preferred stock, and (iii) the timing and presentation of certain preferred stock transactions.

These errors primarily relate to non-cash accounting adjustments and classification and cutoff differences, including the recognition and amortization of debt discounts associated with detachable warrants, correction of

amounts and shares issued upon conversion of convertible notes, and recognition of certain preferred stock transactions in the appropriate reporting period.

(i) **Senior Secured Notes and Detachable Warrants** – Detachable warrants issued in connection with $1,250,000 of senior secured promissory notes in February 2024 were not properly accounted for in the previously issued financial statements. The correction resulted in approximately $767,731 being allocated to the equity-classified warrants and recorded as additional paid-in capital, with a corresponding debt discount. Approximately $2,845 of the debt discount was amortized to interest expense through May 31, 2024, resulting in an unamortized debt discount of approximately $764,886 at May 31, 2024.

(ii) **Convertible Note Conversion** – The conversion of the Company's outstanding convertible notes into Series Seed-3 Preferred Stock effective May 31, 2024 was understated. The correction increased the conversion amount by approximately $26,456 and increased the number of Series Seed-3 preferred shares issued by 21,816 shares.

(iii) **Preferred Stock Cutoff and Classification** – Certain Series Seed-4 preferred shares associated with transactions that became effective in September 2024 were previously included in the May 31, 2024 share information. The correction resulted in the removal of 108,991 Series Seed-4 shares issued as conversion consideration and 296,539 Series Seed-4 shares issued for cash from the May 31, 2024 share rollforward. The related approximately $165,394 of share-settled conversion consideration, $331,397 of cash conversion consideration, and approximately $449,998 of cash financing were recognized as fiscal 2025 transactions.

The following tables summarize the effects of the corrections on the Company's previously reported financial statements as of and for the year ended May 31, 2024:

Consolidated Balance Sheet and Stockholders' Equity Effects

As of May 31, 2024	As Previously Reported	Adjustment	As Revised
Loans and promissory notes – face amount	$ 1,250,000	$ -	$ 1,250,000
Less: Debt discount – warrants	-	(764,886)	(764,886)
Loans and promissory notes, net	**1,250,000**	**(764,886)**	**485,114**
Accrued interest on conversion consideration	-	-	-
Series Seed-3 Preferred Stock			
Shares outstanding	7,034,007	21,816	7,055,823
Par value	$ 7,034	$ 22	$ 7,056
Series Seed-4 Preferred Stock			
Shares outstanding	405,583	(405,583)	-
Par value	$ 406	$ (406)	$ -
Additional paid-in capital			
Additional paid-in capital – conversion adjustments	-	26,840	-
Additional paid-in capital – warrant allocation	-	767,731	-
Additional paid-in capital – total	**9,843,051**	**794,571**	**10,637,622**
Accumulated deficit	(10,329,008)	(29,303)	(10,358,311)
Total stockholders' equity (deficit)	**$ (472,163)**	**$ 764,884**	**$ 292,721**

Consolidated Statement of Operations Effects

Year Ended May 31, 2024	As Previously Reported	Adjustment	As Revised
Interest expense – warrant discount accretion	$ -	$ 2,845	$ 2,845
Convertible-note conversion-related expense/loss	-	26,456	26,456
Total additional FY2024 expense	**$ -**	**$ 29,301**	**$ 29,301**
Net loss	**$ (2,650,361)**	**$ (29,301)**	**$ (2,679,662)**

Management evaluated these items in accordance with ASC 250, *Accounting Changes and Error Corrections*, and the materiality framework described in SEC Staff Accounting Bulletins Nos. 99 and 108. Management concluded that the errors, individually and in the aggregate, were not material to the previously issued May 31, 2024 financial statements. Accordingly, a restatement and reissuance of the previously issued financial statements was not required. The May 31, 2024 comparative amounts presented in the accompanying consolidated financial statements have been revised to reflect the corrections and are identified as revised, as appropriate.

Business Combinations and Goodwill

The Company accounts for business combinations using the acquisition method of accounting. The consideration transferred in an acquisition is measured at fair value as of the acquisition date. Identifiable assets acquired and liabilities assumed are recognized at their estimated acquisition-date fair values. Noncontrolling interests are recognized at fair value as of the acquisition date. Any excess of the consideration transferred, the fair value of any noncontrolling interest, and the fair value of any previously held equity interest over the fair value of the identifiable net assets acquired is recognized as goodwill.

Goodwill is not amortized but is evaluated for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value. An impairment loss is recognized when the carrying amount of a reporting unit exceeds its fair value, limited to the amount of goodwill allocated to the reporting unit.

Cash

Cash include all cash in banks. As of May 31, 2026 and 2025, the Company’s cash exceeded FDIC-insured limits by $841,377 and $289,444, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are stated at amounts expected to be collected, net of an allowance for expected credit losses. The Company estimates expected credit losses based on historical collection experience, the aging and specific characteristics of outstanding receivables, current economic conditions, and reasonable and supportable forecasts, as applicable.

Accounts receivable primarily consist of amounts due from customers, third-party payors, and patients for healthcare products and services provided by the Company. The Company evaluates the collectability of its accounts receivable at each reporting date and establishes an allowance for expected credit losses for amounts that are not expected to be collected. Receivables are written off against the allowance when they are determined to be uncollectible.

As of May 31, 2026, certain accounts receivable of Imago Rehab, Inc. associated with its prior billing system were determined to have an increased risk of noncollection and were fully reserved. The remaining accounts receivable were considered collectible based on management's evaluation of the aging of the receivables, historical collection experience, and other relevant factors.

As of May 31, 2026, the Company recorded an allowance for expected credit losses of approximately $25,702, primarily related to older receivables of Imago Rehab, Inc. associated with its prior billing system. No allowance for expected credit losses was recorded as of May 31, 2025.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method. Inventories consist primarily of components and finished goods related to the Company's healthcare monitoring devices and related products. The Company periodically evaluates inventories for excess quantities, obsolescence, and declines in net realizable value and records adjustments when the carrying amount of inventory exceeds its estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Tools & Equipment	5 years

Intangibles

Intangible assets with finite lives, such as patents and software, are amortized on a straight-line basis over their estimated useful lives.

The Company incurs internal-use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility, with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended May 31, 2026 and 2025.

Simple Agreements for Future Equity (“SAFEs”)

The Company accounts for Simple Agreements for Future Equity (“SAFEs”) in accordance with Accounting Standards Codification (“ASC”) 480, *Distinguishing Liabilities from Equity*, ASC 815, *Derivatives and Hedging*, and ASC 815-40, *Contracts in Entity’s Own Equity*. The SAFEs have no stated maturity date or interest provision and provide investors with rights to receive equity securities of the Company upon the occurrence of certain future events, including an equity financing, and contain settlement provisions upon certain liquidity and dissolution events.

The Company evaluates the SAFEs to determine whether they qualify for equity classification. The Company’s SAFEs provide investors with the right to elect cash settlement upon certain liquidity events, including a change in control that may occur outside the Company’s control. Accordingly, the SAFEs do not meet the conditions for equity classification under ASC 815-40 and are accounted for as derivative liabilities under ASC 815.

The SAFE derivative liabilities are initially measured at fair value and are subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations. The Company estimates fair value using a probability-weighted expected return method that considers potential settlement outcomes and incorporates significant assumptions, including the estimated fair value of the Company’s equity, contractual valuation caps and discounts, and management’s estimates of the probability of the respective settlement scenarios.

Warrants

The Company evaluates warrants upon issuance to determine whether they qualify for equity or liability classification based on the terms of the respective agreements and applicable US GAAP. Warrants that qualify for equity classification are initially measured at fair value and recorded within additional paid-in capital and are not subsequently remeasured.

For warrants issued in connection with debt financing, the Company allocates the proceeds between the debt and the equity-classified warrants based on their relative fair values at the issuance date. The amount allocated to the warrants is recorded as a debt discount and additional paid-in capital. The resulting debt discount is amortized to interest expense over the contractual term of the related debt using the effective interest method.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification (“ASC”) 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from the sale of healthcare monitoring products and the provision of clinical, monitoring, and rehabilitation services. Revenue from the sale of products is recognized at a point in time when control of the product transfers to the customer.

Revenue from clinical and monitoring services is recognized as the related services are provided and the applicable performance obligations are satisfied. Such services include the Company’s respiratory monitoring and clinical trial-related services.

Through Imago Rehab, Inc., the Company provides virtual physical therapy, occupational therapy, and related rehabilitation services. Revenue from rehabilitation services is recognized as the services are rendered to patients. Amounts recognized reflect the consideration the Company expects to be entitled to for the services provided, including the effects of contractual arrangements with third-party payors, as applicable.

Amounts received from customers in advance of satisfying the related performance obligations are recorded as contract liabilities and recognized as revenue when the applicable performance obligations are satisfied.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended May 31, 2026 and 2025, amounted to $202,126 and $173,948, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 21, 2026, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements Not Yet Adopted
Management has reviewed other accounting standards issued but not yet effective and does not believe that any such standards will have a material impact on the Company's financial position, results of operations, or cash flows upon adoption.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of May 31,	2026	2025
Prepaid Expense	$ 38,398	$ -
Total Prepaids and Other Current Assets	**$ 38,398**	**$ -**

Other current liabilities consist of the following:

As of May 31,	2026	2025
Accrued Expenses	$ 137,143	$ 107,572
Tax Payable	194	194
Total Other Current Liabilities	**$ 137,337**	**$ 107,766**

4. INVENTORY

Inventory consists of the following:

As of May 31,	2026	2025
Raw Materials	$ 62,867	$ 51,706
Finished Goods	3,934	-
Total Inventory	**$ 66,801**	**$ 51,706**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of May 31,	2026	2025
Furniture and Equipment	$ 36,101	$ 32,785
Tools & Equipment	19,695	12,628
Property and Equipment, at cost	**55,796**	**45,413**
Accumulated Depreciation	(43,609)	(41,149)
Property and Equipment, net	**$ 12,187**	**$ 4,264**

Depreciation expenses for the years ended May 31, 2026 and 2025 were $2,460 and $1,421, respectively.

6. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following:

As of May 31,		2026		2025
Patent	$	431,252	$	334,260
Software		217,031		217,031
Goodwill		395,583		-
Intangible Assets, at cost		**1,043,866**		**551,291**
Accumulated Amortization		(473,598)		(370,557)
Intangible Assets, net	**$**	**570,268**	**$**	**180,734**

Goodwill represents the excess of the consideration transferred and the fair value of the noncontrolling interest over the fair value of the identifiable net assets acquired in connection with the Parent Company's acquisition of Imago Rehab, Inc. on January 15, 2026. Goodwill is not amortized and is evaluated for impairment annually, or more frequently if events or changes in circumstances indicate that it may be impaired. See Note 7 – *Business Combination* for additional information regarding the acquisition and goodwill recognized.

Amortization expenses for the years ended May 31, 2026 and 2025 were $103,041 and $83,643, respectively.

The estimated annual amortization expense related to finite-lived intangible assets subsequent to May 31, 2026, is as follows:

Period		Amortization Expense
2027	$	89,246
2028		33,020
2029		33,020
2030		19,398
Thereafter		-
Total	**$**	**174,685**

7. BUSINESS COMBINATION

On January 15, 2026, Health Care Originals, Inc. acquired a 59.665% controlling interest in Imago Rehab, Inc. ("Imago"), a provider of virtual physical therapy, occupational therapy, and related rehabilitation services. The acquisition expanded the Company's healthcare technology and service offerings to include neurological rehabilitation services. As a result of the acquisition, Imago became a consolidated subsidiary of the Company, and its results of operations have been included in the accompanying consolidated financial statements beginning on the acquisition date.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Accordingly, the identifiable assets acquired and liabilities assumed were recognized at their estimated acquisition-date fair values. The noncontrolling interest in Imago was also recognized as of the acquisition date. The excess of the consideration transferred and the fair value of the noncontrolling interest over the fair value of the identifiable net assets acquired was recognized as goodwill.

The following table summarizes the consideration transferred and the amounts recognized for the assets acquired and liabilities assumed as of the acquisition date:

	January 15, 2026
Consideration transferred	287,896
Cash acquired	26,503
Accounts receivable	42,830
Prepaid and other assets	10,041
Accounts payable	(226,207)
Credit card liabilities	(4,921)
Net identifiable liabilities acquired	**(151,754)**
Noncontrolling interest	(44,067)
Goodwill recognized	**395,583**

Goodwill recognized in connection with the acquisition represents the value attributable to Imago's established rehabilitation services platform and the expected benefits from integrating Imago's virtual rehabilitation services with the Company's existing healthcare technology and service offerings.

Because the Company acquired less than 100% of Imago, the portion of Imago not owned by the Parent Company is presented as noncontrolling interest within stockholders' equity in the accompanying consolidated balance sheet. Net income or loss attributable to the noncontrolling interest is separately presented in the accompanying consolidated statement of operations.

8. DEBT

Senior Secured Promissory Notes

On February 27, 2024, the Company issued senior secured promissory notes with aggregate principal of $1,250,000. The notes bear interest at 18% per annum and mature on February 27, 2027. The outstanding principal amounts by lender are as follows:

Lender	Principal Amount
Richard Close	$ 125,000
Kyle L. Miller	350,000
Safar Partners Fund, L.P	500,000
Lord Jeff 1979 LLC	150,000
Rich Close	125,000
Total	**$ 1,250,000**

The carrying value of the senior secured promissory notes as of May 31, 2026 and 2025 are presented below:

As of May 31,	2026	2025
Principal outstanding	$ 1,250,000	$ 1,250,000
Less: Unamortized Debt Discount	(392,600)	(671,863)
Net Carrying Amount	**$ 857,400**	**$ 578,137**

Detachable Warrants and Debt Discount

In connection with the issuance of the senior secured promissory notes in February 2024, the Company issued detachable warrants to the lenders. The warrants were determined to qualify for equity classification. The relative fair value attributable to the warrants of approximately $767,731 was recorded as additional paid-in capital and as a discount to the related debt.

The debt discount is amortized to interest expense over the contractual term of the notes using the effective interest method. The promissory notes are presented in the accompanying consolidated balance sheets net of the related unamortized debt discount.

Convertible Note

The Company issued convertible notes to various investors that provided for conversion into shares of the Company's preferred stock upon the occurrence of certain qualifying events.

Effective May 31, 2024, the Company's outstanding convertible notes were converted into Series Seed-3 Preferred Stock. Upon conversion, the aggregate conversion amount, including principal, accrued interest and other amounts provided for under the terms of the notes, was approximately $8.6 million, resulting in the issuance of 7,055,823 shares of Series Seed-3 Preferred Stock. Following the conversion, the convertible notes were no longer outstanding.

In September 2024, the Company entered into additional arrangements with the former noteholders pursuant to which the Company issued 108,991 shares of Series Seed-4 Preferred Stock, with a value of approximately $165,394, as additional consideration related to the conversion. The Company also recognized approximately $331,397 of additional cash consideration related to the conversion, which remained unpaid as of May 31, 2025 and was recorded as accrued conversion consideration.

Related Party Loans

The Company has an outstanding loan from Eagle Dream Technologies, a related party, with a principal balance of $45,000 as of May 31, 2026 and 2025. The loan is non-interest bearing, has no stated maturity date, and is payable on demand. Accordingly, the loan is classified as a current liability in the accompanying consolidated balance sheets. The effect of imputed interest on the non-interest-bearing loan was determined to be immaterial and, accordingly, no interest expense has been recorded.

Simple Agreements for Future Equity ("SAFEs")

During the year ended May 31, 2026, the Company issued Simple Agreements for Future Equity ("SAFEs") to various investors and received aggregate proceeds of $1,746,606. The SAFEs have no stated maturity date or interest provision and provide investors with rights to receive equity securities of the Company upon the occurrence of specified future events, including an equity financing. The SAFEs are subject to a $45.0 million valuation cap and a 20% discount to the applicable equity financing price.

The SAFEs also contain provisions governing settlement upon liquidity and dissolution events. Upon certain liquidity events, an investor may elect to receive cash equal to its purchase amount in lieu of shares. Because the investor may require cash settlement upon a liquidity event, including a change in control that may occur outside the Company's control, the SAFEs do not qualify for equity classification under ASC 815-40, *Contracts in Entity's Own Equity*. Accordingly, the Company accounts for the SAFEs as derivative liabilities under ASC 815, *Derivatives and Hedging*, which are remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

The Company estimates the fair value of the SAFE derivative liabilities using a probability-weighted expected return method that considers potential settlement outcomes, including an equity financing, liquidity event, and dissolution. Significant assumptions used in the valuation include the estimated fair value of the Company's equity, the contractual valuation cap and discount, the estimated number of shares issuable upon conversion, and management's estimates of the probability of the respective settlement scenarios.

As of May 31, 2026, the estimated fair value of the SAFE derivative liabilities was $2,117,760, compared with aggregate proceeds of $1,746,606. The Company recognized a loss on the change in fair value of $371,154 during the year ended May 31, 2026. There were no SAFE derivative liabilities outstanding as of May 31, 2025.

9. SHARE-BASED COMPENSATION

In 2015, the Company adopted the Health Care Originals, Inc. 2015 Omnibus Incentive Plan (the "Plan"). The Plan provides for the issuance of various forms of share-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance-based awards, and other equity-based awards to eligible employees, directors, consultants, and other service providers. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Restricted Stock Units

The Company previously granted 730,000 restricted stock units ("RSUs") to certain employees and service providers under the Plan. Each RSU represents the right to receive one share of the Company's Class A common stock upon satisfaction of the applicable vesting conditions. The RSUs were granted for no purchase price.

The RSUs are subject to both service-based and liquidity-event vesting conditions. The service-based conditions vest over the periods specified in the respective award agreements. In addition, the awards require the occurrence of a qualifying liquidity event, consisting of a sale or acquisition of the Company or an offering of the Company's equity securities registered under the Securities Act of 1933, on or before the tenth anniversary of the applicable grant date. Both conditions must be satisfied before the awards become payable.

The grant-date fair value of the RSUs was based on the fair value of the Company's underlying Class A common stock on the respective grant dates. Share-based compensation expense related to these awards was recognized in prior periods, and there was no remaining unrecognized compensation cost associated with the awards as of May 31, 2026 and 2025.

As of May 31, 2026 and 2025, 730,000 RSUs remained outstanding and had not been settled in shares of the Company's Class A common stock.

10. EQUITY AND CAPITALIZATION

Common Stock- Class A

The Company is authorized to issue 22,000,000 shares of Class A common stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 1,236,629 shares of Class A common stock were issued and outstanding.

Common Stock- Class B

The Company is authorized to issue 5,000,000 shares of Class B common stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 4,023,100 shares of Class B common stock were issued and outstanding.

Series Seed- 1 Preferred Stock

The Company is authorized to issue 258,369 shares of Series Seed-1 Preferred Stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 258,369 shares were issued and outstanding.

Series Seed- 2 Preferred Stock

The Company is authorized to issue 1,500,000 shares of Series Seed-2 Preferred Stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 836,465 shares were issued and outstanding.

Series Seed- 3 Preferred Stock

The Company is authorized to issue 7,055,823 shares of Series Seed-3 Preferred Stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 7,055,823 shares were issued and outstanding.

Series Seed- 4 Preferred Stock

The Company is authorized to issue 2,082,976 shares of Series Seed-4 Preferred Stock, with a par value of $0.001 per share. As of May 31, 2026 and 2025, 3,532,295 and 1,119,530 shares, respectively, were issued and outstanding.

Voting Rights:

- Common Stock: Holders generally have voting rights on an "as-converted" basis. This means they are entitled to one vote per share on all matters requiring a vote of the stockholders.
- Preferred Stock (Series Seed): They typically have the right to vote along with the common stockholders, but often on an as-converted basis (if convertible into common stock). Preferred stockholders may also have certain special voting rights (such as approving specific company actions or changes) before the company can proceed with them.

Liquidity Rights:

- Common Stock: In the event of liquidation, common stockholders usually receive their proceeds after the preferred stockholders, which means they are last in line.
- Preferred Stock (Series Seed): Series Seed stockholders often have a liquidation preference, meaning they are entitled to receive a return on their investment (sometimes with an additional amount like interest or a multiple) before any distributions to common stockholders.

Distribution Rights:

- Common Stock: After preferred stockholders have received their liquidation preferences, any remaining proceeds are distributed to common stockholders. They participate in these distributions in proportion to their share ownership.
- Preferred Stock (Series Seed): They are typically entitled to receive dividends before common stockholders and may have a specific dividend rate. Preferred stockholders can also receive any residual assets after liquidation preferences have been satisfied if their shares are converted into common stock.

11. INCOME TAXES

The provision for income taxes for the year ended May 31, 2026 and 2025, consists of the following:

For the Year Ended May 31,		2026		2025
Net Operating Loss	$	(885,305)	$	(839,067)
Valuation Allowance		885,305		839,067
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on May 31, 2026 and 2025, are as follows:

As of May 31,	2026	2025
Net Operating Loss	$ (3,259,129)	$ (2,373,824)
Valuation Allowance	3,259,129	2,373,824
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of May 31, 2026 and 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended May 31, 2026, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $11,851,379. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of May 31, 2026 and 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of May 31, 2026 and 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of May 31, 2026 and 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Other commitments

As discussed in Note 8 – *Debt*, the Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not have stated maturity dates or interest provisions, but they obligate the Company to either (i) issue a variable number of shares of preferred stock upon a qualified equity financing, or (ii) settle in cash or securities upon the occurrence of a liquidity or dissolution event. The ultimate settlement of the SAFEs is contingent upon future events outside the Company's control, including the timing, pricing, and structure of a qualified equity financing or the occurrence of a liquidity or dissolution event. Accordingly, the SAFEs represent contingent obligations of the Company.

13. RELATED PARTY TRANSACTIONS

The Company has certain loans with related parties, as further described in Note 8 – *Debt*. There were no other material related-party transactions during the years ended May 31, 2026 and 2025.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended May 31, 2026, the Company incurred a net loss of approximately $3.2 million and had negative cash flows from operating activities of approximately $2.3 million. As of May 31, 2026, the Company had cash of approximately $1.2 million and a stockholders' deficit of approximately $2.5 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued.

The Company's ability to continue as a going concern is dependent on its ability to generate sufficient revenues from its healthcare technology and service offerings, manage operating costs, and obtain additional financing to meet its obligations as they become due. Management's plans include continuing to expand the Company's revenue-generating activities, including its respiratory monitoring and clinical services and the rehabilitation services provided through Imago Rehab, Inc., while managing operating expenditures and pursuing additional sources of capital.

During the year ended May 31, 2026, the Company raised approximately $1.75 million through the issuance of Simple Agreements for Future Equity ("SAFEs"). Subsequent to May 31, 2026, the Company continued its financing activities and, as further described in Note 15 – Subsequent Events, its Board of Directors authorized additional SAFE financings of up to $4.5 million, of which approximately $2.1 million had been raised through the date the consolidated financial statements were available to be issued.

Management intends to continue funding the Company's operations through a combination of operating revenues and additional debt or equity financing. However, there can be no assurance that the Company will generate sufficient revenues or obtain additional financing on terms acceptable to the Company, or at all. Management's plans have not alleviated the substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 31, 2026, through September 21, 2026, which is the date the financial statements were available to be issued.

Offer to Acquire Remaining Interest in Imago Rehab, Inc.

Subsequent to May 31, 2026, the Company continued discussions regarding the acquisition of the remaining noncontrolling interest in Imago Rehab, Inc. A draft merger agreement has been prepared under which, if consummated, Imago would become a wholly owned subsidiary of the Company. Under the proposed terms, outstanding shares of Imago not already owned by the Company would generally be exchanged for SAFE consideration based on $0.222 per share, with certain shareholders eligible to receive cash consideration.

As of the date these consolidated financial statements were available to be issued, the merger agreement had not been executed and the transaction had not been completed. Accordingly, the proposed transaction remains subject to completion of the definitive agreement and other applicable closing conditions, and there can be no assurance that the transaction will be consummated.

SAFE Financing

Subsequent to May 31, 2026, the Company continued to raise capital through the issuance of Simple Agreements for Future Equity ("SAFEs"). The Company's Board of Directors had previously discussed and approved a funding plan providing for SAFE financing of up to $4.5 million. Through the date these consolidated financial statements were available to be issued, the Company had received approximately $2.1 million of proceeds from investors under SAFE financing arrangements.

Aside from the matters noted above, no other material subsequent events were identified that require recognition or disclosure.